UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements - December 31, 2013 and 2012

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2013

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2013

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 17, 2014	By: /s/ Brady T. Burt

Printed Name: Brady T. Burt

Title: Chief Financial Officer

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation and
Plan Administrator of Park National Corporation Employees Stock Ownership Plan
Newark, Ohio

We have audited the accompanying statements of net assets available for benefits of Park National Corporation Employees Stock Ownership Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
June 17, 2014

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$74,899,201	$56,575,722
Mutual Funds
Equity index funds	15,913,145	11,980,687
Bond funds	3,190,403	3,529,192
Blended index funds	6,092,928	3,993,334
Interest-bearing account, issued by
The Park National Bank	2,915,817	3,045,004

Total Investments	103,011,494	79,123,939

Accrued interest and dividends	6,862	7,631

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$103,018,356	$79,131,570

See accompanying notes to financial statements.	2

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2013 and 2012

	2013	2012
Investment income:
Net realized and unrealized appreciation
in fair value of investments	$22,127,731	$1,445,571
Interest and dividends	3,809,277	3,699,501
Total investment income	25,937,008	5,145,072

Contributions:
Employer	1,052,231	1,042,305
Employee	4,437,493	4,352,083
Rollover	167,379	208,604
Total contributions	5,657,103	5,602,992

Benefit payments to participants	7,707,325	7,000,570

Net increase in net assets available for benefits	23,886,786	3,747,494

Net assets available for benefits at beginning of year	79,131,570	75,384,076

Net assets available for benefits at end of year	$103,018,356	$79,131,570

See accompanying notes to financial statements.	3

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $17,500 for 2013 and $17,000 for 2012. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. For both 2012 and 2013, Park’s employer matching contribution was 25% of all employee KSOP contributions, excluding any catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan (continued)

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.

Employees Stock Ownership Plans (“ESOP”)

Effective January 1, 2002, the Plan was amended and restated to become an ESOP that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 10 - Fair Values. Purchases and sales of securities are recorded on a trade‑date basis.

Investment Income

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

2. Summary of Accounting Policies (continued)

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan. Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2013 and 2012, approximately 73% and 71%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Investments

The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold, as well as investments held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2013 and 2012 as follows:

	2013	2012

Park National Corporation Common Stock	$18,079,616	$(430,339)
Vanguard Institutional Index Fund	1,697,882	673,462
Vanguard Short-Term Investment-Grade Bond Fund	(20,543)	26,582
Vanguard Growth Index Fund	766,149	311,995
Vanguard Extended Market Index Fund	794,672	300,527
Vanguard Balanced Index Fund	430,983	209,117
Vanguard Total International Stock Index Fund	—	116,904
Vanguard Target Retirement 2015 Fund	55,408	36,922
Vanguard Target Retirement 2025 Fund	95,879	37,992
Vanguard Target Retirement 2035 Fund	55,167	16,593
Vanguard Target Retirement 2045 Fund	82,530	22,543
Vanguard Total International Stock Index Signal Fund	216,469	95,924
Vanguard Intermediate-Term Bond Index Fund	(126,481)	27,349
	$22,127,731	$1,445,571

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012

*Park National Corporation Common Stock	$74,899,201	$56,575,722
Vanguard Institutional Index Fund	7,412,866	5,705,625

* Nonparticipant-directed

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

5. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the Plan’s investment in Park National Corporation Common Stock, an undetermined portion of which is nonparticipant directed based upon Plan provisions. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2013	2012
Investment, at fair value:
Park National Corporation Common Stock	$74,899,201	$56,575,722
The Park National Bank FDIC Account	565,812	166
	$75,465,013	$56,575,888
Changes in assets:
Contributions	$5,536,668	$5,449,375
Interest and dividend income	3,324,451	3,230,689
Distributions to participants	(4,948,330)	(5,036,637)
Net transfers to participant directed investments	(3,103,280)	(1,736,270)
Net appreciation/(depreciation) in fair value of
investments	18,079,616	(430,339)
Increase in assets	$18,889,125	$1,476,818

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 28, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan applied for a new determination letter on January 31, 2014, which has yet to be received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

7. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2013	2012

Park National Corporation Common Stock	$74,899,201	$56,575,722
The Park National Bank FDIC Account	2,915,817	3,045,004
	$77,815,018	$59,620,726

At December 31, 2013, the Plan held 880,442 shares of Park National Corporation Common Stock, with a fair value of $74,899,201. At December 31, 2012, the Plan held 875,499 shares of Park National Corporation Common Stock, with a fair value of $56,575,722.

During 2013 and 2012, cash dividends of $3,324,451 and $3,230,418, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2013 and 2012, the Plan held a participant-directed interest bearing account issued by The Park National Bank of $2,350,005 and $3,044,838, respectively. At December 31, 2013 and 2012, the Plan held nonparticipant-directed, interest-bearing accounts issued by Park National Bank of $565,812 and $166, respectively. During 2013 and 2012, interest of $3,458 and $4,663, respectively, were paid to the Plan by The Park National Bank.

During 2013 and 2012, the Plan purchased 47,879 shares and 57,450 shares, respectively, of Park National Corporation Common Stock.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$103,018,356	$79,131,570
Less: Accrued interest and dividends	(6,862)	(7,631)
Net assets per the Form 5500	$103,011,494	$79,123,939

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2013	2012

Net increase in net assets available for benefits
per the financial statements	$23,886,786	$3,747,494
Less: Accrued interest and dividends	(6,862)	(7,631)
Plus: Prior year accrued interest and dividends	7,631	37,406
Net income per the Form 5500	$23,887,555	$3,777,269

9. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

10. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

There were no transfers between Level 1, Level 2 or Level 3 during 2013 or 2012. Management’s policy is to transfer assets from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

11. Sale of the Vision Bank Business

On February 16, 2012, Park and its wholly-owned subsidiary, Vision Bank, a Florida state-charted bank, completed their sale of substantially all of the performing loans, operating assets and liabilities associated with Vision Bank to Centennial Bank (“Centennial”), an Arkansas state-chartered bank which is a wholly-owned subsidiary of Home BancShares, Inc., an Arkansas Corporation (“Home”) as contemplated by the previously announced Purchase and Assumption Agreement by and between Park, Vision Bank, Home and Centennial, dated as of November 16, 2011, as amended by the First Amendment to Purchase and Assumption Agreement, dated as of January 25, 2012 and the Second Amendment to Purchase and Assumption Agreement, dated as of April 30, 2012. As part of this transaction, each Vision Bank employee, being 100% vested in the Plan, is entitled to their entire account balance under the Plan, determined as of February 16, 2012. All payments thereafter will be made from the Plan in accordance with the terms of the Plan.

12. Subsequent Events

Several changes were made to the Plan effective January 1, 2014. Beginning on this date the Plan introduced a Roth investment option which allows for after-tax contributions. Additionally, effective January 1, 2014, in the event that a Participant fails to make a new affirmative deferral election or an opt-out election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of compensation per pay period. Auto enrollment is only applicable for employees who became Participants on or after January 1, 2014.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 0.10%	$2,915,817	$2,915,817

Common Stock:
* Park National Corporation
Common Stock	880,442 shares	$48,898,671	$74,899,201

Mutual Funds:
Vanguard Institutional Index Fund	43,791 shares	**	$7,412,866
Vanguard Short-Term Investment
Grade Fund	165,634 shares	**	1,772,285
Vanguard Growth Index Fund	76,581 shares	**	3,394,068
Vanguard Extended Market Index
Fund	55,209 shares	**	2,976,863
Vanguard Intermediate-Term Bond
Index Fund	129,874 shares	**	1,418,118
Vanguard Balanced Index Fund	127,335 shares	**	3,467,335
Vanguard Total International Stock
Index Signal Fund	63,373 shares	**	2,129,348
Vanguard Target Retirement 2015 Fund	50,279 shares	**	742,619
Vanguard Target Retirement 2025 Fund	53,771 shares	**	846,890
Vanguard Target Retirement 2035 Fund	26,860 shares	**	456,080
Vanguard Target Retirement 2045 Fund	32,658 shares	**	580,004
Total Mutual Funds		**	$25,196,476

Total Investments Held at End of Year			$103,011,494

*    Indicates party-in-interest to the Plan.
**    Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2013

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets
The Park National Bank	FDIC Account, 99 purchases	$9,975,240	$—	$9,975,240	$9,975,240	$—
The Park National Bank	FDIC Account, 144 sales	—	10,104,428	10,104,428	10,104,428	—

Park National Corporation
Common Stock	Common Stock, 24 purchases	$3,475,605	$—	$3,475,605	$3,475,605	$—
Common Stock	Common Stock, 34 sales	$—	$1,310,383	$1,498,981	$1,310,383	$(188,598)